Exhibit 99.1

PowerBank Announces $841,555 USD NYSERDA Incentive for 3.1 MW Community Solar Project in Buffalo, New York

Project expected to provide clean energy to the equivalent of approximately 388 homes annually

TORONTO, Ontario, June 3, 2026 — PowerBank Corporation (NASDAQ: PBK; Cboe CA: PBK; FSE: 103) (“PowerBank” or the “Company”) ,  a leader in independent energy development and asset ownership in North America, is pleased to announce that its 3.1 MW NY-South Park community solar project (the “Project”) located on a closed landfill site in Buffalo, New York has been approved for $841,555 USD in incentives through the New York State Energy Research and Development Authority (“NYSERDA”) NY-Sun Program. The Project was most recently discussed in a permitting progress update shared here.

The Project is expected to qualify for up to an additional $730,234 USD in NYSERDA incentives through the NY-Sun Inclusive Community Solar Adder and the Retail Energy Storage Incentive Program, for a total of up to $1,571,789 USD in NYSERDA funding.

The NY-South Park project is expected to deliver enough clean energy to power the equivalent of approximately 388 homes annually. Once constructed and operational, following receipt of financing and required permits, the Project is expected to be operated as a community solar project. Community solar is a solar photovoltaic system interconnected directly to the local electricity grid via distribution lines. Once the system is placed into service by the utility and generating electricity, clean energy from the site feeds into the local power grid, enabling dozens or hundreds of renters, homeowners, and electricity customers to save money from the electricity generated by the project. By subscribing to a project, a homeowner earns credits on their electric bill every month from their portion of the solar that is generated by the project, accessing the benefits of solar without installing panels on their home.

The NY-Sun Program is a public-private partnership that aims to drive growth in the solar industry and make solar technology more affordable for all New Yorkers. Led by NYSERDA, the program provides incentives and financing to expand solar adoption for homes, businesses, and communities, while supporting local job creation and advancing the state’s clean energy goals.

PowerBank’s demonstrated ability to secure government incentives across its New York portfolio, including previously announced NYSERDA awards for the Elmira, Jordan Rd 1, Jordan Rd 2, and Geddes projects, reflects the institutional-grade development capabilities that underpin the Company’s broader strategic evolution. As announced on June 1, 2026, PowerBank has positioned AI compute infrastructure and modular data center development as a core strategic growth vertical alongside its solar and battery energy storage business. This new vertical is directly enabled by the Company’s growing portfolio of permitted, incentive-backed renewable energy sites across North America. PowerBank’s proven expertise in navigating state-level incentive programs, with over 100 MW of completed projects and a development pipeline exceeding 1 GW, positions the Company to serve as a power solutions provider for the digital economy at a time of unprecedented electricity demand.

The Project advances New York’s path to 10 GW of solar by 2030. The State leads the United States in community solar capacity, having achieved the New York State Climate Act 6 GW solar goal in the fall of 2024.

There are several risks associated with the development of the Project. The development of any project is subject to receipt of a community solar contract, receipt of required permits, the availability of third-party financing arrangements for the Company, and the risks associated with the construction of a solar power project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in the Project no longer being economic. The award is contingent on the Project’s continued qualification under SSFA or ICSA; NYSERDA reserves the right to rescind the full award in the event the Project no longer qualifies. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the Project and statements made in this press release.

About PowerBank Corporation

PowerBank Corporation (NASDAQ: PBK | Cboe CA: PBK) is a vertically integrated and independent North American energy company helping to power the digital economy. The Company develops, builds, owns, and operates solar and battery energy storage systems that deliver reliable, resilient, and behind-the-meter power to the electricity grid, commercial and industrial clients, and municipal and residential off-takers. As AI and digital infrastructure drive unprecedented electricity demand, PowerBank is uniquely positioned to deliver the speed, scale, and energy independence that the next generation of power consumers requires, without waiting years for grid interconnection. The Company has a potential development pipeline of over one gigawatt and has developed energy projects with a combined capacity of over 100 megawatts built. To learn more about PowerBank, please visit www.powerbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the energy capacity of the Project; the number of homes expected to be powered by the Project; the Company’s plan to provide energy and battery storage solutions; potential revenues; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; execution of definitive agreements for suitable solar or BESS sites; that power is available to be sufficient to support a modular data center; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; failure to execute definitive agreements for suitable solar or BESS sites; power availability may not be sufficient to support a modular data center; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: ir@powerbankcorp.com

Phone: 289.439.4718

Source: PowerBank Corporation